Filed by Nalco Holding Company
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company:  Nalco Holding Company
Commission File No.: 001-32342

Conference Call Transcript

On July 20, 2011, Nalco Holding Company (“Nalco”) and Ecolab Inc. (“Ecolab”) hosted a joint conference call relating to the proposed merger of Nalco and Ecolab.  Below is a transcript of the conference call:

Cautionary Statements Regarding Forward-Looking Information

This communication contains certain statements relating to future events and our intentions, beliefs, expectations and predictions for the future which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Words or phrases such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “we believe,” “we expect,” “estimate,” “project,”  “may,” “will,” “intend,” “plan,” “believe,” “target,” “forecast”  (including the negative or variations thereof) or similar terminology used in connection with any discussion of future plans, actions or events generally identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding benefits of the merger, integration plans and expected synergies, the expected timing of completion of the merger, and anticipated future financial and operating performance and results, including estimates for growth. These statements are based on the current expectations of management of Nalco and Ecolab, as applicable. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These risks and uncertainties include (i) the risk that the stockholders of Nalco may not adopt the merger agreement, (ii) the risk that the stockholders of Ecolab may not approve the issuance of Ecolab common stock to Nalco stockholders in the merger, (iii) the risk that the companies may be unable to obtain regulatory approvals required for the merger, or that required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger, (iv) the risk that the conditions to the closing of the merger may not be satisfied, (v) the risk that a material adverse change, event or occurrence may affect Nalco or Ecolab prior to the closing of the merger and may delay the merger or cause the companies to abandon the merger, (vi) the risk that an unsolicited offer by another company to acquire shares or assets of Nalco or Ecolab could interfere with or prevent the merger, (vii) problems that may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, (viii) the possibility that the merger may involve unexpected costs, unexpected liabilities or unexpected delays, (ix) the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies currently expect, (x) the risk that the businesses of the companies may suffer as a result of uncertainty surrounding the merger and (xi) the risk that disruptions from the transaction will harm relationships with customers, employees and suppliers.

Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of Nalco, Ecolab and the combined company. For a further discussion of these and other risks and uncertainties applicable to the respective businesses of Nalco and Ecolab, see the Annual Reports on Form 10-K of Nalco and Ecolab for the fiscal year ended December 31, 2010 and the companies’ other public filings with the Securities and Exchange Commission (“SEC”). These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that Ecolab will file with the SEC in connection with the merger. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Neither Nalco nor Ecolab undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or changes in their respective expectations, except as required by law.

Additional Information and Where to Find it

Ecolab will file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Nalco and Ecolab that will also constitute a prospectus of Ecolab relating to the proposed transaction.  WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION about Nalco, Ecolab and the proposed merger. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, copies of the registration statement and joint proxy statement/prospectus (when they become available) may be obtained free of charge by accessing Nalco’s website at www.nalco.com by clicking on the “Investors” link and then clicking on the “SEC Filings” link or by writing Nalco at 1601 West Diehl Road, Naperville, Illinois 60563, Attention: Corporate Secretary  or by accessing Ecolab’s website at www.ecolab.com by clicking on the “Investor” link and then clicking on the “SEC Filings” link or by writing Ecolab at 370 Wabasha Street North, Saint Paul, Minnesota, 55102, Attention: Corporate Secretary and security holders may also read and copy any reports, statements and other information filed by Nalco or Ecolab with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Merger Solicitation

Nalco, Ecolab and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Nalco’s directors and executive officers is available in its proxy statement filed with the SEC by Nalco on March 14, 2011 in connection with its 2011 annual meeting of shareholders, and information regarding Ecolab’s directors and executive officers is available in its proxy statement filed with the SEC by Ecolab on March 18, 2011 in connection with its 2011 annual meeting of shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Non-Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Operator:
Welcome to the conference call regarding the merger of Ecolab and Nalco. At this time all participants are in listen-only mode. After the presentation, we will conduct a question and answer session. To ask a question press star one. This call is being recorded. If you have any objections you may disconnect at this time. Now I would like to turn the call over to Mr. Michael Monahan, the Senior Vice President of External Relations. Sir, you may begin.

Michael:
Thank you, and good morning, everyone, and welcome to the conference call to discuss the merger of Ecolab and Nalco. On the call today are Doug Baker, Ecolab’s Chairman, President and CEO, Steve Fritze, Ecolab’s CFO, and Erik Fyrwald, Nalco’s Chairman, President, and CEO. A copy of our announcement and the accompanying slides referenced in this teleconference are available on Ecolab’s website at Ecolab.com/investor. Please take a moment to read the cautionary statement on slide two, which states that this teleconference and the slides include estimates of future performance. These are forward-looking statements, and actual results could differ materially from those projected. Factors that could cause actual results to differ are described in the section of our most recent form 10-K under item 1A, risk factors and our merger announcement in slide two. We also refer you to slide three, which describes additional transaction information and where to find it, as well as the participants in the merger, and that this conference call does not constitute an offer to sell or solicitation of an offer to buy any securities. With that, here’s Doug Baker.

Doug:
Well, good morning, everybody. Look, I want to walk you through a number of charts that can be found on our website if you want to follow through. What I want to do is take some time and explain why this transaction makes sense for our customers, long term for our shareholders, and even near term for our shareholders. I’m going to do, the major portion I’m going to have Steve Fritze come on and talk about some specifics around financial summary. And then I’m going to introduce Erik Fyrwald, the Nalco CEO and Chairman, who’s also going to give his perspective briefly before we open it up for Q&A.

So with that, let me just offer this. This combination creates a great growth powerhouse. It is going to create the global leader in service and sustainability offerings serving growth markets in growth regions around the world. We operate today with very similar models, with very similar philosophies. This is a combination that makes strategic sense, but it also really fits together very nicely from an operating model standpoint, as well. So from an overview standpoint, we are combining two global leaders with complementary strengths. You’ve got Ecolab, we’re the leading provider to institutional food and beverage markets for food safety, we talk about hygiene, operational efficiency and sustainability. Those are the fundamental benefits we bring to our customers. Nalco, likewise, competes globally. They have great expertise in water management and sustainability solutions. They provide these to a variety of industries, including institutional, light industrial, which includes F&B, as well as into the very fast growth oil and gas, which is increasingly becoming quite dependent upon water know-how which is why Nalco is there. So these complementary strengths make a lot of sense. Water is increasingly important to our customer base. They are growing food, processing food, growth of food and processing of food consumes about 75% of the fresh water in the world. Fresh water is becoming a very scarce resource. We need to understand this and they need to understand it for them to continue to meet their business goals. We succeed when our customers succeed; we need to make sure we continue to be in a position to meet these needs as we go forward.

The two companies today have combined revenues exceeding $10 billion, soon to exceed $12 billion; it will be a combined 29,000 employees serving customers in over 160 countries. When we merge, we will have the world’s leading cleaning, sanitizing and water management company serving the institutional, industrial, and oil and gas markets.

Our transaction involves both stock and cash. We are paying at a value approximately of $38.80, 70% stock, 30% cash, and so the details, I think, have been well pronounced, and Steve will talk more about the specifics there. But in aggregate, Nalco shareholders are going to receive $5.4 billion, $3.8 billion in stock, $1.6 billion in cash. There’s also 2.7 roughly in Nalco debt, we will refinance both the debt and the cash offering and use our very strong balance sheet to get very favorable financial terms, which is clearly one of the synergies in this business. We will remain strong from a balance sheet perspective. This is important for a couple of reasons. One, it enables us to fully fund all the strategic opportunities in front of us, the traditional Ecolab opportunities, which remain rich, and the traditional Nalco opportunities, which remain equally rich. We will have the funding to do this; we’ll have the management strength and the financial strength to get after these. Total enterprise value of the offer is then $8.1 billion when you include the debt. If you look at multiples, it is 10.9 times Nalco’s forecast 2011 EBITDA of $740 million, which they pre-released this morning as their revised forecast for the year, and it’s nine times their EBITDA when you include the $150 million run rate of the synergies that we’ve talked about in the deal, and we’ll touch more on those synergies in a minute. This will be accretive to EPS and to EPS growth. In the first year, it’s approximately 10 cents a share. It grows significantly from there in years two and three. And so we’re very excited about the accretion opportunity and obviously, as we work in the next few months, we will work to find more.

Nalco management team, importantly, is joining Ecolab. We define this as a merger for a very important reason. When you have companies like these, like Ecolab and Nalco, the real value is coupling technology with field sales and service know how. People are a huge ingredient in delivering value to our customers. Knowing how to operate this model, knowing how to leverage this model, to create value both for customers and shareholders is absolutely critical. We both know how to do it, and together, we believe we will be even stronger. We expect to close this before year end 2011, likely in fourth quarter, and it’s subject to regulatory approval and all the other customary closing conditions and Ecolab and Nalco shareholder votes.

The reason for this really starts with this enables both of us to meet our collective, new collective customer needs in an even stronger way going forward. It sets us up to take advantage of the core megatrends affecting the world, trends like growth in food demand and food safety challenges that come with it. Food is going to continue to have to be shipped worldwide, it’s the way the world is going to export and import water. These are agriculture products. Agriculture and food safety and water are interlinked. You cannot have a healthy society if you do not have healthy water sources. You cannot have a healthy business in the food and beverage industry if you don’t have healthy or access to healthy water and have the ability to manage that process as you go forward. This increases our scale and exposure in emerging markets. It creates great circle to customer opportunities in our institutional and food and beverage markets, so there is unique growth synergy opportunities as a result of the combination, and as I mentioned earlier, we will combine management and have stronger, wider array of management, as well as financial resources to propel growth as we go forward. The business model, technology and culture fit extremely well. We have a shared growth and customer service culture mindset. We each do specific things quite well. We will learn from each other, and we will transform both organizations in a way that we believe is going to be quite strong. We both operate a very unique service technology model, as I mentioned earlier. We’re the two people on earth who know how to run this thing, putting this together is very important. The way you screw up value in one of these is not knowing how to run one of these models. And we have seen it time and again. We do know how to run it, and we’re very excited about continuing to leverage our expertise on a broader platform. The technology is also very compatible. Technology that Nalco has invented, TRASAR 3D is one example, is going to be very important. As we bring it over, we see great applications in a number of traditional Ecolab markets in both institutional or textile care and F&B businesses. Likewise, we have a lot of measurement and monitoring and field technology that it can be equally important as we translate and move that over on the traditional Nalco side.

At the end of the day, these capabilities enable us to better meet our customer needs today and in the future, and that translates into compelling shareholder value. This is an accretive transaction. This transaction makes a lot of sense long term from a strategic standpoint, but it also starts delivering immediately, so as I’ve talked about, it’s accretive in 2012 and subsequent years the 10 cents plus that we’re talking about in ’12 becomes much larger in the ’13, ’14 years, etc. This will bolster our double-digit growth capability. It will bolster our ability to grow top line and bottom line on a consistent basis. We have maintained a conservative financial position by structuring this principally as a mostly stock deal, which gives us great flexibility going forward to capitalize on additional opportunities, as well as to continue to do the right thing for our shareholders.

Fundamentally, the reason this works is that it helps us position ourselves to meet the world’s challenges, which mean our customer challenges. We know population is growing, we know that their diets are shifting; we know that they’re going to need 100% more calories to feed the world by 2050. This means water is going to become an even more important story. We believe water will eclipse global warming, energy demand, and all the other stuff you see on the newspapers today as the central theme that societies have to resolve. Becoming the world’s leader in water and coupling this with our other capabilities can only enhance growth if operated correctly, and we plan to operate it correctly. There are widely known economic shifts, we will end up with a very significant global presence when you combine the businesses in the emerging markets. We’ll have a very strong business in China, very strong business in India, very strong position in Brazil upon which to build and meet the growing market needs even more effectively than we do today. Energy and material demand are well known. We do not see these as abating, and we know the ability to help oil and gas do a better job extracting more efficiently, it is a very water intensive business getting oil out of the ground and becoming even more so as oil has got to go to harder to reach places and tougher oil situations. Gas is a very similar story, so Nalco’s competency there lends itself to be a very natural fit for a water services company, which is why you see the other water businesses in that space. Water shortage is well documented and I’ve talked about it.

So quickly, let me give you a Nalco overview from my perspective. Obviously, Erik can do this in a better way from a detailed standpoint but I think it’s important to share how we ended up viewing this opportunity and why we think it makes sense. So I think most of you know Nalco. It’s a four plus billion dollar New York traded company that serves 50,000 customers in over 150 countries around the world. It takes 12,500 employees do to that, it’s headquartered in Naperville. It is a company with fundamental knowledge in water management and sustainability that they leverage in a number of core markets, throughout light industrial, institutional, and heavy industrial markets, through the paper industry, and importantly also in the oil and gas energy segments, as well. They have huge intellectual property strengths, and most importantly, field service technology know how that they are able to deploy to solve customer problems in a very unique way. This competency we view as very fundamental, as I mentioned earlier, not only to continue to leverage the opportunities that they’ve already identified, but also to leverage opportunities that we are undertaking as well in our core markets. So there are some natural growth plays here that you are already seeing. We both announced double-digit growth quarters in the second quarter, we both are accelerating, and we believe that growth is further enhanced once you get after the circle to customer opportunity that we both have.

So their businesses they have organized in three business units, water services, paper services, and energy services. This allows them to deploy their water management and sustainability know how specifically to meet specific industry needs and to tailor those needs. They organize their business very much the way we organize our business. We want focused business units right here to leverage corporate technology in a way that meets customer needs in a specific way. And we view that management construct as very important going forward because it’s very similar to how we do things. We then try to access other technologies through circle to customer programs, which is exactly what we plan to do here going on in the future with their water services business $1.8 billion, their paper services $.8 billion, and their energy services fast growing at $1.7 billion. These are all 2010 numbers.

Nalco is also positioned to benefit from mega trends, right, water quality and scarcity, a lot of the things I talked about, the same things that we looked at as a company they have been looking at, energy demand and scarcity and emerging markets growth. So you start writing up strategic plans for two companies, they become quite similar. They serve a diverse end market geographic mix, these mixes obviously are going to change when you have a combined company, and in a number of ways, we are going to have a stronger, more diverse geographic and end market mix once we have combined firms. They have an unmatched diverse global presence, they are two times the size of their nearest competitor, all these things sound very familiar because that’s exactly the position we’re in as a company today also. So this is matching two very strong global leaders with very strong independent growth prospects who when combined have even better growth prospects going forward.

Their business model is very similar to ours. I would define it as a customer intimate approach. It begins with strong technical field service organization know how, sales channel focus and leveraging their technology with end unit expertise so you fully get the benefit for the customer of the IP developed by very strong R&D. It’s exactly what we do. Innovation is core to their business, it’s core to ours, and they have a very similar recurring revenue stream story like us of nearly 90% in both businesses. This ultimately lends itself to predictable, recurring revenue streams as we go forward because we do run these businesses today. They’re also very value focused and their promise to their customers is operational efficiency, sustainability, resource preservation, both physical assets and natural resource preservation. So the fundamentals of the water treatment business, it’s an integral to the industrial processes, including cleaning and sanitizing. Water is added to the process, water needs to be cleaned or recycled, water isn’t just then extracted, and we have got to make sure we protect water quality all the way throughout that process. It’s what they do. Water is integral to cleaning. The number one use of water in many of our customer applications is our processes, laundry, wear-washing, CIP cleaning in food and beverage plants, water is the central ingredient, and often, we are the big water users. And so understanding this is core to our technology today, and adding this technology is only going to make us larger. Their largest segments are boiler and cooler water treatment, which would be captive water. It’s also cleaning and sanitation water systems, like clean and place technology where they have technology as well as we do, waste water treatment, mining and mineral processing, which are heavy water processing industries, oil and gas extraction and processing, for every barrel of oil that comes out of the ground three barrels of water comes with it, so you’ve got to separate it, you’ve got to treat it, and you’ve got to deal with it, which is why they’re in the business. And then pulp and paper processing.

So the three businesses we’ve talked about, there’s a water services business; this is a very important business, obviously, with great technology that we see very strong application in a number of our businesses. The paper services division is number three in that market. They have made, I think, very smart strategic moves in that business. They’re on growth in the emerging markets where paper is growing at a rapid pace as people adopt tissue and other luxuries, if you will, so it’s a fast growth area in that, and they are managing it, I think, quite smartly in the developed world for margin and advantage by leveraging new innovation to help paper processors become even more efficient in those markets.

And then you’ve got the energy services business at 1.7, very fast growth business, was really working to serve the oil and gas recovery and processing segments of that market. We like this business a lot. The more we learned about it, the more we understood how integral water know how is to this industry not only today, but even increasingly in the future. And, I guess, we became very much disciples and believers in this market opportunity as Nalco has been the whole time.

So why do the two companies fit so well together? One, it positions us very well to meet the increasing demand for water and the water scarcity challenges that the world’s going to face. Forty percent of the world is going to be living in water scarce regions by 2025. It’s especially acute in India and China or the fast growth regions of the world. It becomes an industrial growth limiting factor in many of these regions. And so what I would say is the world wastes water, doesn’t manage it particularly well. And this is increasingly becoming a big obstacle to growth, or will be in short order in these countries, so the ability to manage it sustainably, to recycle it, reuse it and leverage all the technologies that Nalco has and the know how we have is going to become even more important, and it’s important today, but going to be even more going forward. This is a fundamental growth opportunity, food safety, water scarcity are interlinked, but growth opportunities that are not dictated by economic moves. People are going to need water, people are going to need food, I don’t care what GDP grows. And so we like to be positioned against these types of trends. This is what assures growth no matter what. And so these are the type of opportunities we look for. So we are chasing very large, attractive growth segments, and we’ve got very complementary business fits. So at the end of the day, we like this fit. If you look at a balanced industry mix, at the end when we have a combined business, we’ll end up with a business with 20% exposure in the food service business globally, 17% in food and beverage, 17% in energy, 13% in other industrial applications, nearly 10% in healthcare, 8% in hospitality, 7% in paper, a very diverse mix and a very diverse platform. Those, I think, are important facts.

Geographically, we will also end up with a very strong platform. We’ll end up with 20% of our business in the Asia Pacific Latin America businesses, a combined 1.5 billion in the emerging markets, which we think is a very strong and fundamental platform upon which to continue to build. We’ll have 27% of the business in EMEA and 53% when you take U.S. and Canada together in North America. So at the end of the day, this is a great fit, similar cultures, very similar technology and business models, it enables us to fully leverage our customer footprint and start leveraging circle to customer opportunities, which is an Ecolab phrase for finding ways to better meet our customer needs by fully deploying our array of technologies. We will have a foundation that is $11 billion in combined revenue on an estimated basis post ’11, very strong cash flow of $1.2 billion and $2 billion in EBITDA. We will end up with a strong balance sheet, and therefore, we are going to have the financial capability to get after the strategic opportunities in the combined enterprise in a very balanced industry mix when the two are together. We have complementary strengths. There are opportunities to learn and leverage each other’s capabilities. Ecolab is a very strong corporate account model that has been built over decades. We have very strong field disciplines, we have very strong operating model disciplines, we do not like surprises. Every business has them, including ours. We have a model to make sure that we bubble them up, we understand them so that we can diffuse them or deal with them. In this type of competency, we will fully deploy, as we do in every business, and all it does is make businesses better. Nalco brings a ton of strengths, not just to water know how, their industrial supply chain expertise, we think, is going to be very beneficial. They do a number of things there as we’ve learned through due diligence, which we think are going to bring real value to our ability to operate more effectively and that, frankly, we admire. There is technology leverage going back and forth between the companies, great service cultures, and very strong customer based opportunities. So as a result, we see synergies in a number of very important ways. It starts, though, with growth. We have two strong growth companies, we believe this enhances our growth, both top and bottom line. We see leveraging the water treatment capabilities at Nalco more fully in our food and beverage, institutional and textile customers as a great example. In food and beverage today, there are 75,000 food and beverage processing plants. We’re serving some 25,000, and we estimate Nalco’s only in about 20% of the plant that we serve today. There is a huge opportunity to leverage their know how because the need for them is in 100% of those plants. That is a specific focus area for our company, and we know there’s leverage. In institutional markets, the most attractive margin opportunity for Nalco, we have great penetration, obviously, in the hospitality, healthcare and other opportunities, and we plan to fully leverage, likewise, we know there’s opportunities in Nalco’s customer base for our traditional technologies, as well.

Cost synergies, we have talked in the press release about $150 million in annual cost savings. These are really related to GNA and supply chain overlap plus purchasing synergies. And I would say we, like all of these targets, plan to at least meet this target. And we are quite confident that we know and have a line of sight of where this $150 million is. I would also like to point out that we are counting on zero synergies in sales and service, field forces; in fact, we expect we’ll need to be expanding both of those as we go forward because of our growth, and zero cost savings in our R&D. There we’re looking to get the organizations work together to better fully leverage the technology, the synergies we want there is even more and better innovation. We’re not looking for cost takeout there because those are very important to our growth trajectory long term.

There is better financial and management leverage. We are putting together two organizations. We are going to have more management capability and capacity. Erik will be joining the organization as President, will continue to organize and run the Nalco traditional businesses and also be responsible for global integration. This is a significant add, as well as his very talented team that he has built over the last three years, principally, coming over, and our management capacity increases as a result, which we think is fundamental. The way we’re thinking about this is fully leverage, fully get on growth and create the right opportunities for us long term.

There are great innovation synergies. I mentioned Nalco’s 3D TRASAR. We think that is homerun technology. We are very excited about its application in a lot of our traditional markets. The best way for all of us to manage margin pressure, which is a natural consequence of energy and raw material demand, is through innovation. We know in innovation we get sometimes double-digit, even up to 20% type trades when we roll out new technology, it’s impossible to get that on raw pricing. And so leveraging this innovation is really important, and we’re very excited about the opportunities. And then obviously leveraging our history of success in delivering, I think, a very strong management team at Nalco and, etcetera as we go through that.

So with that, I’m going to hand it over to Steve who is going to talk financial stats, and I’ll come up an offer a summary talk.

Steve:
Thanks, Doug. I’d like to give you an overview of the financial side of the deal and the process from here to closing. We think that this is clearly a great deal for all involved. As you’ve heard, it creates a much stronger business with a better suite of solutions for our customers, as well as stronger financials and better growth opportunities for our shareholders.

Here you can see what the business part look like as of year end 2010 and the strengths of the consolidation.

On the next slide, you can see we will be generating terrific cash flow to provide robust funding for our business and to quickly pay down debt. To be clear, as we think about synergies, we view this as a growth deal that creates a dramatic increase in market opportunity and an acceleration in growth. That’s the focus and the intent, but we also see significant cost synergies available in the supply chain and in the G&A areas. But also note, as Doug mentioned, we will not be making any reductions in the field sales team, that’s an area where we invest and we firmly believe that’s a source of our customer value added differentiation and growth. Same is true with R&D.

You’ve seen the deal teams earlier, and I don’t have much to add, other than to underscore that we think this is a good, fair offer and the heavier mix of shares leaves our balance sheet in good shape and provides for existing Nalco shareholders to share in the future growth story. The strong cash flow I mentioned earlier will enable us to rapidly pay down the debt and get us back to our more normal leverage range fairly quickly. We have a good fix on the financing needs and we’re going to be moving quickly here in the next few weeks to nail down all the sources, including starting with putting in place a $1.5 billion revolver, which we will be in process with during the next week.

Looking forward, we need to go through the normal regulatory review and closing processes. We do not expect any problems and expect to close before year end.

Finally, we had a good quarter and increased our guidance for next year based on improving trends, excuse me, increased guidance for the current year, which shows really very strong performance in the current year, and the provided guidance for next year, which is also quite exciting. So we think from a financial perspective, we’re in very good shape with this deal and are excited for the prospects for our shareholders. And so with that, I will turn it back to Doug.

Doug:
All right, so I’ll just summarize with just a couple of closing thoughts and then hand it to Erik before we get into our Q&A. So what this combination creates a global leader in service and sustainability. And we think this creates just a fantastic growth company. So the components and the characteristics of this are its accelerated growth. We expect faster growth together than either company can accomplish individually. We are both growing at double-digits through the second quarter. So you have two companies on very sound footing coming together to create even additional leverage going forward. These companies are compatible and complementary, both from a culture standpoint, from a technology standpoint, and I’d say most importantly, from a business model standpoint. We know how to run these types of businesses. There will be leadership continuity, the Nalco operating management team, which we admire, will be coming over and joining our team. We have just gotten stronger as a result, and the way we will integrate these businesses over time will be very thoughtful and will assure that we have no field or customer disruption. And in fact, the way Nalco’s organized is how we see being organized long term and in the future. There are attractive synergies, over $150 million I touched on; it’s principally G&A, supply chain, and purchasing. There will be zero synergies in sales and service teams and zero synergies in R&D, and we will have solid financial performance. You saw both of our 2012 numbers, and we both raised our ranges going through this year. We have very solid performance characteristics in both businesses right now, and we expect to have a strong investment grade rating post closing, which means that we’ll be able to get after opportunities going forward. So with that, I’m going to hand it to Erik, and then we’ll open it up for questions.

Erik:
Thanks, Doug, and good morning. Just a few brief comments from my perspective. First of all, we at Nalco are very excited about this combination, which is highly compelling, both from a financial and a strategic perspective. As Doug has made very clear, the mega trends around water, energy, food, and emerging markets are very strongly behind us, and together, our capabilities allow us to fully take advantage of those tailwinds. And this deal offers immediate, substantial value to Nalco shareholders with a 34.4% premium to our closing stock as of last night. But at the same time, and more importantly, our shareholders will have the opportunity to benefit from what will be significant upside potential from being an owner of the combined company over time. This combined company will have the financial firepower, including a strong balance sheet that Doug and Steve talked to to enable us to further accelerate our sales and earnings growth rates in water, oil, and gas. Also, very important is Ecolab’s strong position in important areas for our capabilities, like the food and beverage and institutional markets. These are areas where Nalco has very attractive margins, but have a historical weaker position and lower growth. I am certain that this combination will open doors to many customer locations that will enable us to significantly accelerate growth in these important markets.

We are also very much looking forward to using the scale of the combined company to drive more efficiency in our infrastructure, supply chain, back office, and sourcing to help further improve margins. We have long admired Ecolab, how they do things, what they do, and look forward to learning from them and to becoming one strong company to profitably serve customers better than anyone else in water, cleaning, and sanitizing in industrial, institutional, and oil and gas markets. All the discussions we’ve had leading up to this point make it very clear that we have similar and compatible business models and cultures that make me very confident that we will execute the integration and get at the power of this combination very quickly and increase our rates of sales and earnings growth. With that, I’ll turn it back to Mike.

Mike:	Thanks, Erik. That concludes our formal remarks. Operator, will you please begin the question and answer period?

Operator:	Thank you. At this time, to ask a question press star one. To remove your request, you may press star two. Our first question comes from Mr. Gary Bisbee from Barclays, your line is open.

Q:
Hi, guys, good morning, and congratulations on the transaction. One of the big push backs or maybe that’s the wrong word, but comments I’ve got from a lot of investors this morning is that they perceive the Nalco business to be two things, number one, somewhat more cyclical, I think their revenue dropped at three times the rate yours did over the course of the recession, and secondly, somewhat more exposed to raw material cost pressures maybe than you’ve been historically. I guess do you view those criticisms or comments as accurate and how do you think that changes your business and the cyclicality or consistent to your business, which I think is something people have long admired?

Doug:
Yeah, Gary, Doug, I’ll take the crack at this. Look, I think they reason Ecolab is admired is based on two fundamentals. One, people have confidence in our growth capabilities now and in the future, and I would agree with you, also our ability and characteristics around consistency, transparency and predictability, which is another way, I’d say, confidence in management. I’d say this transaction clearly is a very strong story from a growth standpoint and I think all it can do is enhance our growth story. We had a very good one going in; we have a lot of confidence in our underlying growth characteristics. This only makes it better. From a consistency transparency, a couple of things, one, the raw material exposure, as a percentage of the P&L, their raw material is only slightly greater than ours when you look at it. And so a lot of the predictability and cyclicality, and I would also say I think they were down 11% in their lull, so yeah, it’s greater than ours, but you may be talking about the most predictable company. I would call them a predictable company, maybe just not as predictable. When you put the two companies together, size mutes, right, a lot of what I will call those moves as we go through. I would also say there’s a number of other things that we do which we can apply going forward. We have absolutely a culture of delivery and accountability. And it is fundamental. And all that DNA exists over in Nalco and Erik is igniting it; we are going to go ignite it, too. There needs to be a thorough understanding of the business. We’ve spent an inordinate amount of time making sure we understand everything that’s going on in every one of our businesses. We run a complicated enterprise today. We have our hands on it because we pay attention to every damn detail. We want to know every bomb, we want to know every problem, and if we have an adage in this company, it is bad news internally has got to travel immediately, good news, I don’t care do it at your convenience. But we want to understand what’s happening and what the issues are and this type of transparency internally is why we’re able to be predictable going forward. And this is a mindset and an attitude of how you share information. Also, how you contract for raw materials, how you compensate your people, all these things lend themselves to more consistency and predictability, all of which we will be looking to leverage because we have learned over the years. We have I would say a less cyclical customer base today maybe than Nalco on average but we have plenty of highly cyclical markets that we are serving today too. A lot of this will be application developed.

As we spend time working with Erik and the team over there getting in and understanding the business, we’ve had a great opportunity through due diligence, which was reciprocal, of understanding each other’s business models. We do understand how the business works, where money is made. I think we have a clear understanding of what the expectations should be for 2011, 2012, etcetera. I really do believe over time we will prove that this model can be run predictably as well. And a lot of this is us telling you what to expect, which we will continue to do and be very clear on that.

Erik:
Let me just build on Doug’s comments for a second. We’ve taken very aggressive steps in the last few years, strengthening our leadership team and strengthening our strategy to step change our growth rate and improve our execution excellence. I think we’ve made a lot of progress in the last three years at Nalco. But we know we’ve got to do more. And I’ll tell you, we’ve long admired Ecolab’s consistency and we know that there are things that we can learn from them about how to take what we’re doing, our very attractive markets, both from a business model standpoint and from a geographic standpoint, and make them more consistent. I think we’ve gotten a lot better. We know we’ve got a lot of room to improve. And Ecolab is going to help us accelerate that rate of improvement.

Q:	I’ll leave it there. Thank you.

Answer:	Thank you, Gary.

Operator:	Our next question comes from Dave Begleiter from Deutsche Bank. Your line is open.

Q:
Thank you. Good morning. Doug, you touched on how all the businesses do fit into this new structure in your view. But some of these businesses look a bit different than what you do today, especially on the paper side. Do any of the units within Nalco as you get more specific do not fit longer-term in your view?

Doug:
Dave, we are in the process. I would say no. We like the Nalco business portfolio in total and our plan is to continue to operate these businesses. We love the water business. We love the energy business. We like the paper business too. I mean the paper business is growing and I would say you start looking at it, walking in I think we were surprised at how strong that business is performing.

Q:	And Doug, just on the interest expense savings on the Nalco debt, how much do you expect and are they included in your year one EPS accretion number?

Doug:	Yeah, I’m going to have Steve answer that.

Steve:
Really the answer is to say how we intend to refinance it and kind of the blended rate on refinancing should be somewhere around the 3.5 percent range all in cost-wise. Incremental interest of about $165 million.

Q:	Thank you.

Operator:	Our next question comes from Nate Rockman from William Blair and Company. Your line is open.

Q:	Good morning, everyone. Congratulations on the acquisition.

Doug:	Thank you, Nate.

Q:
Doug, I wanted to talk a little bit, you guys have got into new platforms before. This certainly isn’t kind of necessarily a new thing for you. But the size and the scale of it is. Could you talk a little bit about in terms of why this platform, in addition to all of those things you’ve already talked about in terms of where you really want to take this business makes sense, but also in terms of just taking on the pure size and scale in terms of helping us get comfortable with that. And you talked about the synergies but what is the process and how long are you looking kind of at this in terms of kind of the different milestones? And I know it’s early.

Doug:
Nate, I guess I’ll start high level and then try to bring it down. Let’s see how that goes. High level standpoint, when we look at acquisitions, we’re clearly starting with strategic fit. And the water management and sustainability capabilities that Nalco brings we think strategically are a homerun. They are core to meeting I would say society’s needs long-term, our existing customer sets’ needs, both near- and long-term, and it also I think naturally leads you into different industries than we serve today.

The other thing we do is when we look at acquisitions is make sure that we believe we’ve got the right to expect to run it effectively. We look at several things. Are they in markets we’re in or is the business model compatible and do we know the technology? And we have got -- in some cases we share some markets but there is very strong business model overlap. I mean it’s almost mirror-image. And there is a very strong technology overlap. What they use, the type of technology they deploy through dispensing and monitoring as well as chemical formulation is right on top of the types of things that we do in our customer base as both an institutional and more on our industrial side at textile laundries and food and beverage plants. There are some very natural complementary fits here.

Now when you start talking specifically about the industries that Nalco is in, I think once you understand that what water management services and sustainability capabilities leads to, it becomes a much more understandable story and it did for us over a period of time. Water is absolutely core to hygiene, it’s absolutely core to food production and it’s absolutely core to energy production. And these are three trends that we are very excited to be in a position to capitalize on long-term. And the energy component, which we worked to understand, makes a lot of sense when you start understanding the processes and how important water is to energy production and processing, both now and increasingly in the future. But they’re operating the same technology and field model in energy as they are in the rest of their management business as we are in institutional, F&B, etcetera, and they’re leveraging very similar technologies and in fact we think some of our knowhow will even apply over there because of the things that we need to do from coefficient of friction from making sure that water wetness and some other things that we think are going to be important in energy work. There’s a bunch of knowhow that we think is leverageable.

Q:
And then could you just talk a little bit about the process of integration? Obviously that doesn’t happen overnight now with two very large companies. But just kind of how you’re initially thinking about that in terms of some of the milestones that you’ve set, at least in your head.

Doug:
I guess we’ll start with a couple and then obviously this is going to be a story that unfolds. I mentioned earlier Erik is going to continue to lead and manage, which he’s doing quite capably now, the Nalco set of businesses as he comes over, as well as be responsible for global integration. We are going to put one of our most talented senior business executives reporting to Erik on and leading global integration with a dedicated team. The integration fundamentally is going to be how do you create even smarter G&A leverage, something we are both working on independently right now. It is really just giving us a bigger, if you will, landscape upon which to play. We know this will benefit both of us in lower G&A costs collectively for us as we find full leverage. From a product supply we now both operate a little over 50 plants. We are not going to need north of 100 plants to go operate in the world, so that we know there are plenty of opportunities in that space as well as getting after purchasing synergy.

We see very little change, particularly initially going on in the business operating models. How we serve those models and how we fund those models is going to get significantly enhanced, not who we’re asking to call on a customer. We want to give them better technology to sell better technology to manage with and lower cost structures. That’s what our goal is.

Q:	Great, and then just one housekeeping question for Steve. What will -- when we look at it when it’s all said and done, what should be your new debt to equity levels or debt to cap?

Steve:	The net debt to EBITDA will be about 2.8 and the debt to cap will be a little bit over 50 percent.

Q:	Great. Thank you.

Operator:	Our next question comes from P.J. Juvekar from Citi. Your line is open.

Q:
Yeah, Doug, your consumer related growth had slowed down in the recent past, maybe with the high unemployment in the U.S.. Do you think is this the way to jumpstart your growth by getting into Nalco’s industrial markets?

Doug:
Yeah, P.J., here’s what I would say. I don’t know. Here’s one thing I want to make sure is clear. We are very confident in Ecolab’s standalone growth capabilities. This acquisition has nothing to do with trying to, I don’t know, cover some perceived weakness. In fact, in our second quarter, there’ll be a couple things that’ll come out in next week’s conference call. Some I’ll share with you right now. We had 12 percent top line growth. If you take out FX, it’s eight percent. When you take out acquisitions it starts in the five percent, mid-five percent range. Institutional accelerated to four percent growth in the quarter. I would say their growth acceleration frankly is coming on faster than we had talked to the Street about, not slower. They’re doing a great job building share.

We are quickly moving back into our six to eight percent organic rate that we’ve talked about. We’re at five at this point. And what we’ve committed I think publicly was that we expect to be on a runrate basis back there by yearend and we’re knocking on the door in the second quarter. We are very pleased with what’s going on in our underneath business. Margins and all that management work that we talked about is coming through and working. We were I think 14 percent EPS growth and that was really driven by just sound fundamentals. Europe margin expansion came through as discussed. The business is performing very well right now.

No, we still like the U.S. market. We’re growing well in the U.S. market. We’re growing in Europe. We’re growing in Asia Pacific. We’re growing in Latin America. And we’re growing in our businesses. This was not done to go cover some perceived risk that we felt we had in the future. It was done because we love the Nalco business and we think the addition of that Nalco business is going to make us fundamentally stronger, both in our core historic businesses, as well as our ability to lend technology financial management to Nalco’s business. I mean that’s the rationale here.

Q:
Great. And one question for Erik. Erik, your margins have been depressed this year but seemed to turn around in the second half based on your calls that you hosted. Plus, you are also entering Asia in a significant way but haven’t seen any benefit so far. What’s the rationale for selling out now?

Erik:
We looked hard at this and our belief is that the combination of the premium we get day one plus the upside of the combined companies, the power of our growth strategy, of Ecolab’s growth strategy, their strong balance sheet, our joint capabilities that we’ll both learn from, that the upside of that plus the premium we got for day one is greater than a standalone case that we could see. And I’ll tell you, there is no shortage of growth opportunity for Nalco. As you know, we’ve doubled our growth rate from three to four percent historical to six to eight percent plus. We just finished the second quarter with 16 percent top line growth ex the one-time Gulf oil spill sales, strong bottom line growth, expanding margins. So we’re very confident about our standalone position also. But you put the combination together and it’s just extremely compelling with the combined capabilities and the strong balance sheet that the combined companies will have and that further enhances our ability to drive growth going forward, P.J. So it’s the premium plus the opportunity for further expansion going forward.

Q:	Thank you.

Operator:	Our next question comes Edward Yang from Oppenheimer. Your line is open.

Q:
OK, thank you. Hi Doug. This looks like a great secular growth opportunity but there’s not a lot of businesses out there that’s as good as yours. So there’s some natural trepidation that you might be tinkering with a winning formula. And you’ve only got about 11 percent market share in your existing markets. So I’d like to better understand why such a big deal now. And you’ve dabbled in water for a while through your R&D efforts. You’ve had Ecovation. I think you also had a small JV with Pentair. Did Nalco approach you? Did you feel like you needed some industrial exposure? Or did the Diversey Sealed Air deal also have an influence?

Doug:	I guess I’ll start with the last one first. No. I mean the Diversey Sealed Air deal, would not influence us to do a Nalco deal one way or another. It was a non-event in our consideration.

Look, I would say our company has long admired Nalco. It’s probably somewhat mutual. Part is because we understand we’re two companies in the world who operate successfully this type of business model. And there also are these natural links. We end up in some of the same customers while we’re selling different things. There is obviously some overlap in terms of their cleaning the water that we’re using to clean plants. So you end up in some of the…

The discussions really began I think early this year and it was really Erik and I seeing if there were benefits for both companies that might occur from collaboration in different areas and this discussion grew to where we really became quite convinced that combining the businesses is what made the most strategic and financial sense for both sets of shareholders. And that’s really how this came. It wasn’t out of some perceived need.

Now you’re asking me other questions about tinkering with a winning formula. I would define our winning formula this way: We’re a business which continues to look and seek out opportunities. We’re a business that works to put together the right business model to meet those opportunities and meet those customer needs. And I would say that’s exactly what we are doing with this merger. And for us to continue to lead we have got to continue to make sure that we’ve got the right technology and right capabilities to meet customer needs. And when we start looking at water and what’s going to happen in that area, the reason we have the investments we do and Ecovation investments that frankly are very complementary to what Nalco does and I will also point out water was up very strongly in the quarter. And water year-to-date for us is up 40 percent. So it’s not a business that we’re not having success with but it’s small, very small. And for us to meet our customer needs long-term, we think this benefits us significantly. And that’s the reason we’re doing it.

Q:
Ok, and that’s a great point. You mentioned that this accelerates your growth. Could you quantify that in terms of comparing that to your long-term financial goals which have been six to eight percent top line and 15 percent EPS growth and 20 percent return on equity?

Doug:
Yeah. Ironically or coincidentally both of us have six to eight percent organic growth targets. What I am willing to say today is I think this combination makes it much more likely we play at the top of that range and obviously our goal is going to be to exceed it. We’ve never had a six to eight percent target any one year and so nor will we going forward. We do believe this is going to be accretive to both the individual growth rates you see right now. And I’ll reiterate, if you look at both our second quarters, it was a very strong top line performance from both companies.

Q:	What about the returns? Because I think your returns on invested capital and return on equity are much higher than Nalco’s currently.

Doug:
Yes. We aren’t going to go change our financial goals by any means as a result of this. I think what we’ve done is enhance the probability of meeting or exceeding those goals as we go forward. That includes returns on invested capital and equity.

Q:	Thank you.

Operator:	Our next question comes from Andy Whitman from Robert Baird. Your line is open.

Q:
Hey, guys. I guess just to build on the last question, I guess kind of, why now? I mean you obviously have some pretty large restructuring efforts going on in Europe. Now we’re kind of tacking on another integration effort here. I guess the question is why now? I mean Nalco has had iterations when it’s been up for sale the last few years, ten years specifically, I guess. Why not then? Why now? And how do you have confidence with all the other integration efforts that you have that you’ll be able to manage this process?

Doug:
Yeah, well look, I can’t speak to why not 15 years ago. I would say this, I don’t think Ecolab was in a position to handle something this size 15 years ago. We were a much smaller company with not the same management bandwidth that’s been created over time because of our size, scale, and other things. Our management team I am quite confident, particularly because we have all the Nalco talent coming over is more than up to this task of integrating this. Why now? I mean, I would say – I mean, we’ve been through it. I think this makes a lot of sense. It is immediately accretive. It has immediate financial benefits. It puts us in a collective position of better meeting our customer needs now and in the future. These are the types of things that generate shareholder value in the near and the long term. From a financial standpoint, you’ve got low interest rates, you’ve got a way to structure this at this time that makes financial sense. You’ve got relative share prices and other things and, you know, quite honestly I am – we’ve gone and done a lot of due diligence on Nalco. I believe Erik, so I mean, we’ve been through it. We know the business. we like our story, we like their story. We think combined, these are going to be – this can be a very strong growth story.

Q:
Makes sense. And then just, I guess on the synergies expectations, I guess if I just kind of look at Street numbers and tack on Nalco’s numbers to your numbers in 2010, there’s about a dime of accretion just from folding those numbers in without any synergies, is that $3 number that you’re talking about, does that have some level of synergies or is that really just kind of bare bones in that we should expect 150 million to kind of be on top, or most of that 150 to be on top of the $3 number?

Doug:
No. Why don’t I say this about our $3 number, it’s July and we’re talking about a 2012 forecast which we typically don’t get until February of 2012 and there’s clearly unknown. What we wanted to signal was that this is going to be accretive deal and so we’re also making sure that we give numbers with the right amount of conservatism because we are going to continue to be a company people can count on. Now, I’m just saying, there’s a lot of uncertainty in the market and everything else. We want numbers that people can count on. That’s why 3 bucks.

Q:	Okay, so, I’ll do with that. Thank you.

Operator:	Our next question comes from Mike Harrison from First Analysis, your line is open.

Q:	Hi, good morning.

Answer:	Hi Mike.

Q:
I was wondering if I could get Doug and Erik to both comment maybe on the Europe situation in both companies. I think of both of you as certainly going to have similar problems generating new account growth, hitting pricing, and maybe having difficulty leveraging the sales and service infrastructure in Europe. How does combining your two businesses, what kind of opportunities do you see to improve your combined business in Europe?

Erik:
This is Erik. I’ll start and then Doug can add on to this. There is a lot of opportunity for improving the Nalco business in Europe. We started about three years ago to try and take a very different tact in Europe, putting strong management in Europe, taking a fresh look at how to manage the more mature geographies and how to manage the growth geographies differentially. We’ve put in strong leadership and started up a business in South Africa for example that’s growing very, very fast. We’ve strengthened our leadership in the Middle East and Russia and have those geographies growing fast, but in Western Europe where the market growth is much slower, it’s been a challenge where we’ve focused largely on reducing costs and then trying to improve our market share situation. What I’ll say is the growth geographies are going well, so we’re very excited about that, the Western Europe cost reductions are on track, we’ve got more to go, but we haven’t really started to see the share gains that we expect and that’s our focus now is to continue to aggressively grow the growth geographies and in Western Europe continue to drive cost reductions and margin enhancement, but then start to gain market shares, which we’ve done in a few cases, but we need to do more of that. I think this combination will help us look at markets where Ecolab has a strong position, can open doors for us and help accelerate the revenue. I also think with the larger critical mass, there will also be some back office supply chain infrastructure cost synergy opportunities. So, it will enhance our ability to drive margins, but also hopefully enhance our ability to get the growth going in the mature markets as we continue to drive very, very fast growth in the growth markets in Europe, Middle East, and Africa.

Doug:
Yeah, Mike, I’ll just add on a couple things, you know, we’ve had a well-publicized Europe renaissance program underway. It has taken hold. We are gaining traction there. So our second quarter Europe results are roughly 3% sales and we’re going to have 120-plus percent margin improvement year on year. We talked about the 100 points for the year and so for the first half we’re going to deliver it and I would say there’s a number of efforts there that are ahead of plan and going underway. We talked about our structural cost problem in Europe which is one of the things that we’re looking to resolve through renaissance. I would say the opportunities presented by this merger are only going to enhance our ability. We are going to do nothing to get in the way of the progress that we’re making. We’re going to look to see if there aren’t opportunities to accelerate it. There are some back office moves that Nalco’s already made that we may be able to piggy-back on, however, if they don’t prove to be fruitful, we will not do them. So, it is going to be our renaissance plan plus or it’s just going to be our renaissance plan and that’s how we’re going to go view this and it is starting to bear fruit and so we’re going to do nothing to get in the way of that.

Erik:	And let me just add for Nalco, our second quarter of growth in EMEA was 7.8%, so we are, because of the focus on the growth geographies starting to really see the pickup in growth rate there.

Q:
All right. I appreciate that. And then Erik, if you could just talk a little bit about, I guess in, if you think about a sales process going on here with the company as a whole, were there other bidders or did you go out and seek out other potential bidders for the business and kind of how did that process go?

Erik:
First of all, let me make it very clear, we were not out to sell this company. We have very, very high confidence in our go it alone approach obviously frustrated by our weak balance sheet and the time it takes to get that strengthened with our cash flow in order to fully drive the present growth strategy we’ve got, but other than that, very confident in the progress we were making, we knew we had to make more and so what we were looking to do was to drive our growth strategy. As I started talking to Doug about benchmarking and collaboration opportunities and we saw the potential combination here of merging the companies, no selling our company, but of merging our companies and what that could do to enhance our growth opportunity, to have a strong balance sheet, plus some of the capabilities that Ecolab brings that are really exceptional and where we’re trying to head with our execution in the marketplace, we just saw that combination as enhancing our ability to deliver value for our customers, for our people, and our shareholders better than what we could do in a go-it-alone scenario. So it was not about looking to sell the company, it was about, here’s a unique opportunity to bring these two powerhouses together and create a world-beater solution services company.

Q:	To be clear though, you did not seek competing bids after Ecolab made its offer?

Erik:	No comment.

Q:	All right, thanks very much.

Operator:	Our next question comes from Jeff Dukakis from JPMC, you’re line is open.

Q:
Hi. Thanks very much. I just have two quick questions. I think both of you have reasonably good tax shelters in Europe and your European business will be much, much larger than it was before when you put the two companies together, so my first question is are there tax synergies that you can reap over a relatively short period of time?

Steve:
Yeah, this is Steve, I’ll take that. So, both businesses do have a Swiss entity in place and we are looking at some tax synergies, but in terms of a combined tax rate next year, we’re kind of looking in the neighborhood of 32% between the two in that range and expect to get some tax synergy over time.

Q:	Okay. And then secondly, from an Ecolab point of view, what do you see as the current return on capital for you in the transaction and what return on capital do you aspire to for the transaction?

Steve:	You know, versus our cost of capital we view this as a very much an accretive deal to our shareholders so it’s well north of, let’s say, 50% higher than our cost of capital and will improve over time.

Q:	Okay. Thanks very much.

Operator:	Our next question comes from John McNulty from Credit Suisse, you’re line is open.

Q:
Yeah, good morning. Just a couple quick questions. With regard to the ability to outgrow what Ecolab standalone and Nalco can standalone grow, I guess I get it a little bit on the industrial side where there may be some overlap, I’m wondering where the opportunities are or where you see them in the energy and paper that make up the 60% of Nalco’s portfolio?

Doug:
I’ll give a quick response, Nalco’s got a big debt level. There are strategic opportunities in investments that can be made through the combination that they can’t make as a standalone. They are in very fast-growth markets. There are some very smart cash deployments that they would love to make but they simply sometimes can’t make because they don’t have it and that’s not going to be the situation when these businesses are combined. So that’s a quick easy answer. I would also say that management in the two combined teams is going to enhance typically often what’s in the way of our capitalizing on growth opportunities is management and we want to make sure that we can deploy and get after this and we know we end up with a much broader and stronger management team and we get rid of some duplicate function so you create capacity as you go through this which we’re also excited about because we know where we want to go deploy it. And finally I would say you’ve got onto it, there are some unique growth and synergy opportunities that occur through this combination and so we’ve touched on those earlier in the call, those are tangible and real and it not only involves just selling existing products and services, but also leveraging each other’s innovations in creative ways to create new opportunities within our existing businesses.

Erik:
Let me just build on that, on our energy services business, in the oil and gas industry, with the needs of that industry, the growth of that industry, the capabilities that we have today, we have enormous growth opportunities. We’re already growing the business double-digits. We have additional opportunities that this combination with the strong balance sheet will allow us to pursue. We’re excited about that.

Q:
Okay. Fair enough. Just one other question, Doug, while I think some of these are a little bit on the frivolous side, there are a lot of BP disbursement related liabilities right now that Nalco’s dealing with, can you give us some color as to how you actually got comfortable with that or how you are getting comfortable with that?

Doug:
Clearly that was a key part of the due diligence. I would say we are completely comfortable that the indemnification coming from BP, or coming, is very strong. There’s very solid indemnification provisions that Nalco has on this issue.

Q:	Great. Thanks for the color.

Operator:	Our next question comes from Loren Storm from Credit Suisse, your line is open.

Q:	Good morning, thanks for taking my question. Do you plan to refinance the Nalco bonds, the slide seemed to differ with some of your comments on today’s call.

Steve:	What we were talking about in terms of the slides is what needs to be immediately done, but clearly there’s a likelihood around refinancing those. It’s not a must.

Q:	It’s not a must but it’s something you’ll strongly consider or, I just wanted to be clear with your statement.

Steve:	Absolutely. It’s quite likely.

Q:	Quite likely?

Steve:	Yeah, that’s the intent.

Doug:	We can, and if it makes financial sense, which it likely will, we will.

Q:
And then as a follow-up to that, and I appreciate all the color, would you consider a blended price, I mean as you know, typically a takeout would be T plus 50 but given the equity component here you might be able to utilize the 35% equity call and tender at a blended lower price, could you comment on that?

Steve:	No comment.

Operator:	Our next question comes from John Roberts from Buckingham Research, your line is open. Mr. Roberts, you may ask your question.

Q:
Yes guys, usually when the CEO of a target company stays on, it’s because he has a path to eventually being CEO of the acquiring company, but you guys are both young, I think you’re about a year apart in age, so Erik is initially going to have the Nalco businesses reporting to him and do integration, but how do you see this longer term? I mean, the integration will finish in a year or so.

Doug:
Well, yeah, I would start by saying I’m 52 and very sensitive to people trying to move me on, so. Here’s what I would say, Erik and I are both very excited about this opportunity. I appreciate Erik’s willingness to come over and I think it’s great. It only adds to the team. Here’s why I knew it was a great culture fit. We have never discussed there is no pre-ordained, set, guaranteed, or any other path for succession. Why is that? It’s not what we do. And Erik never even asked for it, which is I knew where the culture fit is. I don’t have a contract. I am here at the pleasure of the board and the way I stay here is through performance. It’s exactly how I got the job and that’s how we work at Ecolab and so we have a very strong management team. It’s just getting stronger and so I plan, I am running the company. I love having great, world-class talent on our team. We’ve got a great team. It just got better. That’s the view.

Erik:	And I love being the CEO of Nalco. I love being the CEO of Nalco. It’s a lot of fun. It’s a great company, but I think being the President of this combined company is even better.

Q:	Thank you.

Operator:	Our next question comes from Dmitry Silversteyn from Longbow Research, your line is open.

Q:
I guess it’s still good morning. It seems like the conference call has been going on for hours. Congratulations on this merger. A couple of questions. Number one, something that Doug said in your prepared remarks. You said the way Nalco is organized is how Ecolab sees itself being organized long-term and going forward. Can you elaborate on that? What exactly is it about Nalco’s organization that appeals to Ecolab? Why kind of you’re not there now and what are the steps you’re going to be taking to get there?

Doug:
Yeah, Dmitry, then I didn’t speak very clearly there which sounds like it was the case. No, I’m basically saying the way Nalco is organized as business units is very much like how our business units are organized today. It’s around a focus against industries and/or technology so that you’ve got the right focus to deliver value to customers and so their water sat is set up to leverage your water knowhow and industrial and institutional businesses, how we organize say in pest where we’ve got technical competence that we’re leveraging across industries and their paper and energy segments are much more focused on industries which is how we organize say around K and QSR and FRS. In all our constructs we want focused organizations that either focus on technology to leverage across industry or to focus on industry so that we have deep knowhow there. There are similar organization constructs today, but we don’t see the need to change them.

Q:
I got that. Thanks Doug, I apologize for misunderstanding your comments earlier. Second question, you mentioned that combining over 100 plants and there’s going to be some asset consolidation going on, obviously it’s not part of your — at least I don’t think it’s a part of your $150 million initial synergy, cost synergy number, so when do you think you’ll be able to give, after the asset footprint, which is something that Ecolab just frankly talked about in the past of maybe needing to address, so is this going to accelerate kind of the internal review as you combine the two companies and the two footprints together?

Doug:
Yeah, so first of all Dmitry, it is foreseen as part of the $150 million and certainly as we start looking at this opportunity in more detail. We’ll be able to flesh out more specifically where and how this is going to show up. I would say, you know, both of us have been looking at this and we’ve taken a number of plants off in recent years, but there still exists, even with Ecolab standalones, we got opportunities in this area, we just know they’re much richer now combined.

Erik:
And I would say there are opportunities to consolidate, but there are also opportunities to avoid having to invest in new plants because we’re both growing rapidly in these emerging markets. You have to have local production facilities in many of these key markets and now we’ll need one instead of two. So I think it’s a combination of what we’ve got today and how do you rationalize to be more efficient and then how do you minimize what you need to add going forward to effectively serve customers.

Q:
Okay. That’s helpful. And then one final question for Erik on the bookkeeping side. There was some brief comment about raw materials as a percentage of P&L, do you have off the top of your head what your raw material spend as a percentage of your cost of goods sold?

[inaudible]

Erik:	About 30%.

Q:	About 30%, thank you.

Operator
Our next question comes from Laurence Alexander from Jeffries, your line is open. Mr. Alexander, you may ask your question. All right, moving on, our next question comes from David Ridley-Lane from Merrill Lynch, your line is open.

Q:	Yes, just on the revenue synergies, is there any revenue synergy assumed in your forecast?

Doug:	In our 2012 forecast?

Q:	Yes.

Doug:	No. Virtually none.

Q:	And could you give us like a ballpark idea for the potential revenue synergies between the two businesses?

Doug:
Yeah, I mean, over time we see upwards of half a billion dollars of incremental revenue synergies as a result of this which will take some time to go capture. We have zero of that in our 2012 forecast.

Q:	Okay. And is there any sort of timing or pace in terms of the 150 million in cost synergies that you could give us?

Doug:
Yeah, we believe we’ll start seeing a little bit of it in – next year, you’re going to see a small fraction of it and that’s built into it. We are planning to get this through as fast as possible, but first part of next year is going to be planning, second part of next year is going to be implementing so that we can realize the full runrate as fast as possible. But this is going to take some time to deploy.

Q:	So it might be beyond, getting to that runrate might be beyond the fourth quarter of ’12?

Doug:	It might be, but not terribly much longer than that.

Q:	Okay. And then just one quick one. What would be the use of free cash flow post the deal? Would it be towards debt repayment given the debt to cap and debt to EBITDA levels?

Doug:
Yeah, I would say our answer here is uses of cash are going to be strategic, accretive, smart growth opportunities will always head our list in terms of how we want to use cash, but certainly bringing down the debt over time is a goal, but those would be the uses of cash, not that much different than today.

Q:	Okay. Thank you very much.

Operator:	Our next question comes from Mark Gulley from Ticonderoga Securities.

Q:
Hey, good morning guys and Erik, congratulations on getting Ecolab’s PE for your shares. Actually, my question was pretty identical to the previous question. It sort of feels like the ratio of Ecolab equity to cash was a little on the high side and if my guess is correct, in order to redress or address that issue, wouldn’t it make sense to buy back some Ecolab stock maybe in 2013 when the time is right?

Doug:
Look, we have been consistent buyers of our stock over time. We would expect to be buyers of our stock in the future. Speculating on what we’re going to do in share buyback in 2013 seems a bit premature.

Q:	Thank you.

Operator:	Our next question comes from Mario Gabelli from Gabelli & Co., your line is open.

Q:
Yeah thanks. I’m just trying to tie into your 2.7 times EBITDA, just a minor nit and then I’ll go into something more interesting, what’s your capex combined for the two companies in whatever year you want, 2011/2012?

Steve:	It’s about $600 million.

Q:
All right, so if I looked at a 2.5 billion EBITDA and we’re looking at your debt at the end of the year, I’m trying to work to that 2.7 times. Let me ask you, when you set down with the – with Goldman and they talked to you about using your stock as a currency, how did you value your stock and how much did they tell you it would drop on the day this was announced?

Steve:	Goldman wasn’t our advisor.

Q:	Oh, I missed that one then. It was Merrill?

Steve:	Yeah, I don’t think it’s really something to comment on anyway Mario.

Q:
No problem, I’m just trying to figure out when – if I owned your stock at 50 and you’re buying it back, at 60, what value did you think your stock was worth when you negotiated using about 70 million shares of your stock to, as the currency on the transaction? And by the way, thank you for including us on your conference coming up, it’s going to be awfully intriguing, hopefully I can make it myself.

Q:	You don’t want to comment on the value of the stock? I know some companies mark it to market, I was just curious.

Doug:
There’s a thing called the market and it does inform us on the value of the stock over a period of time, so yeah, I think we did this very thoughtfully and we’ve tried to explain what the rationale was. We think the construct of the offer is a smart construct. It gives us flexibility moving forward which is an important attribute for any company. So, we’ve got many ways we can move on this from a balance sheet standpoint and that’s what we were looking to do.

Q:
Well, it does give you total flexibility and I’m kind of looking at the architecture of the transaction, clearly having looked at several companies for the last 20 years so it’s kind of intriguing going forward and it’s certainly a transforming transaction, so we’ll stay tuned. Thank you.

Operator:	Our next question comes from Gary Bisbee from Barclays, your line is open.

Q:
Hi, just one quick, quick follow up. Can you give us any sense, you talked about a lot of different revenue synergies in —, do you think these are sort of near-term in nature or is this going to take a long time to train the sales forces to after each other’s products?

Doug:
Yeah, Gary, I don’t think this takes an inordinate amount of time, but we are – the reason we don’t have any of these growth synergies in our 2012 is one, we don’t expect to close this transaction until the fourth quarter of this year. You can’t coordinate before you close a transaction at a sales level. So, it’s simply a function of time and a bit of conservatism without specific timetables set out, we don’t want to commit to something that we don’t know we can go deliver. That said, we will be all over this. We know there are a number of natural places where we could go leverage each other’s relationships and we’ll be all over doing that starting the first day out of the chute.

Q:	Great. Thank you.

Male:	We’re going to have time for one more question, then we’ll have to close the call, so my apologies. So, we’ll take one more question and then we’ll have to move on.

Operator:	And our final question comes from Rosemarie Morbelli from Gabelli & Co., your line is open.

Q:
Thank you for taking my question. Erik, you mentioned or Doug did, mentioned your difficulty in financially being able to invest in the high oil and energy market. Now that you are going to have a better financial entity, what kind of opportunities do you think you have missed in that particular area and could you share with us what is it that you actually need to do in order to grow faster?

Erik:
Well, we’ve got a very good capability today in our energy services business, but we’re constantly looking for additional service capability and additional technologies to enhance our position and bring more to customers around the world. And I’ll just say that we see a lot of those, both organically with technology development, but also with M&A opportunities around the world that we see in certain geographies that we can then scale globally. And we see more of those opportunities than we’ve been able to go after in the past. With this combination, I think we’re going to be able to go after every opportunity that makes strategic and financial sense.

Q:	Are you very much involved in all of the cracking and the dirty water that is going on in the U.S.?

Erik:
We’re involved with cleaning up water in the U.S. and around the world with oil and gas, including the new areas like the oil sands, like the shale opportunities, so yes, we’re very involved in these new opportunities and bring a lot of capability today, but there’s more we can do.

Q:	How large is that business currently?

Erik:	Which business?

Q:	In the U.S., I’m sorry, in the Marcellus for example.

Erik:	So in the shale areas today, it’s on the order, a little over $100 million.

Q:	With a potential of tripling? Or the market for cleaning the water in that particular area is not as large as what I am thinking.

Erik:	With the opportunity to triple and beyond.

Q:
Okay. And lastly, if I may, you said that you were having difficulties gaining shares in Europe. Could you give us a better feel as to who your competition is in Europe and why is it – what are they doing differently, why you can’t gain share?

Erik:
Well, first of all, I think if you go back in history, we had a number of internal systems and other problems. We just didn’t manage Europe well. As I said, I think we’re strengthening that capability. We’ve got stronger leadership in place. We’ve got better processes. So we’re starting to improve and we’re starting to make progress. I said that our organic sales in the second quarter were up 7.8%, but we still need to keep improving. Our competition in Europe is primarily small local competitors without the technology sophistication that we have. We’ve got more to offer than they do and we need to make sure that that plays out in getting to our rightful position over time which we will do. And I see this combination as helping accelerate that.

Mike:
Okay, well, thank you Erik, Doug, and Steve. This wraps up our conference call. If there are further questions, please contact my office. This conference call and the associated slides will be available for replay on our website. Thank you for your time and participation today and best wishes for the rest of the day.

Operator:	Thank you for everyone’s participation. You may now disconnect.